UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006
OR
☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _____ to _____

Commission File Number 0-27918

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California  93940

B.	Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California  93940

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 —	9
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements, and in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte and Touche LLP
June 27, 2007
Pittsburgh, Pennsylvania

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments at fair value:
Investments in mutual funds	$4,321,720	$3,394,776
Guaranteed investment funds	2,997,588	3,345,552
Century Aluminum Company Stock	412,832	492,034
Participant loans	313,740	254,381

Total investments	8,045,880	7,486,743

Employee contributions receivable	15,380	--

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	8,061,260	7,486,743

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	25,698	--

NET ASSETS AVAILABLE FOR BENEFITS	$8,086,958	$7,486,743

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$7,486,743	$6,839,667

ADDITIONS:
Investment income:
Net appreciation in fair value	447,197	277,797
Interest and dividends	301,832	99,535

Net investment income	749,029	377,332

Employee contributions	706,142	652,297

Total additions	1,455,171	1,029,629

DEDUCTIONS:
Benefit payments	858,532	390,034
Net transfers	(3,576)	(7,481)

Total deductions	854,956	382,553

NET CHANGE	600,215	647,076

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$8,086,958	$7,486,743

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General— The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a collective bargaining agreement in effect between Century Aluminum of West Virginia, Inc. (the “Company”) and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989. All other union employees are eligible for the Plan after they have completed a probationary period of 60 working days. Effective June 1, 2006, the Company elected to change its trustee from Prudential to T. Rowe Price. Through May 31, 2006 and during 2005, trust services and recordkeeping services were provided by Prudential Bank and Trust, FSB and Prudential, respectively.

Contributions— Participants may elect to have the Company defer up to 100% of their hourly wage subject to Internal Revenue Service limitations. Annual plan pre-tax contributions were limited to $15,000 and $14,000 for 2006 and 2005, respectively; participants 50 years of age or over may make additional catch-up contributions of $5,000 and $4,000 for 2006 and 2005, respectively. The Company does not make contributions to the Plan.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Accounts— Participants may elect to have their contributions invested in one or all of the investments listed in Note 3, including Century Aluminum Company Stock. All contributions are nonforfeitable and participants can transfer balances between funds quarterly.

Payment of Benefits— Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½ or earlier in the case of retirement, death, termination, or hardship.

Participant Loans— Participants may borrow from their fund account a minimum loan amount of $1,000, up to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate for loan transactions in 2006 and 2005 was 8.5%. Principal and interest is paid ratably through monthly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Adoption of New Accounting Guidance— The Plan’s financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition— The Plan’s investments are reported at fair value. Investments in mutual funds are stated at the funds’ net asset values per share on the last business day of the Plan’s year-end. The Plan’s guaranteed investment contracts are valued at fair value at a unit price determined by T. Rowe Price based on the fair value of the underlying assets of the associated fund. During 2005, the Plan’s investments in guaranteed investment contracts were reported at fair value as determined from market quotations and other sources as reported to the Plan by Prudential Retirement and Investment Services. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value. See Note 4 for a discussion of the valuation of the investments in the guaranteed investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expense are reflected as a reduction of net appreciation (depreciation) in the fair market value of such investments.

Use of Estimates— The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

AdministrativeExpenses— Administrative expenses of the Plan are paid by the Company.

3.	INVESTMENTS

During plan year 2006, the participants could elect the investment options with T. Rowe Price, the 2006 plan trustee, as listed in the table below. During plan year 2005, the participants could elect the investment options with Prudential, the 2005 plan trustee, as listed in the table below.

2006	2005
American Growth Fund of America	Prudential Guaranteed Long-Term Fund
Balanced Fund	Prudential Guaranteed Government Securities Fund
Total Equity Market Index Fund	Fidelity Advisor Balanced Fund
Goldman Sachs Mid Cap Value A Fund	Balanced I Wellington Management Fund
International Growth and Income Fund	Credit Suisse Large Cap Value Fund
Rainier Small/Mid Cap Equity Portfolio	Fidelity Growth Opportunities Fund
New Horizons Fund	Century Aluminum Company Stock
PIMCO Total Return Fund
Loomis Sayles Small Cap Value Fund
Equity Income Fund
Spectrum Income Fund
T. Rowe Price Stable Value Fund
Century Aluminum Company Stock

The following represents the fair value of investments that represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005:

	2006	2005
T. Rowe Price Stable Value Fund	$2,997,588
American Growth Fund of America	1,428,780
Equity Income Fund	1,391,580
Balanced Fund	718,042
Prudential Guaranteed Long-Term Fund		$3,143,546
Fidelity Growth Opportunities Fund		1,574,828
Credit Suisse Large Cap Value Fund		1,235,469
Century Aluminum Stock	412,832	492,034

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $447,197 and $277,797, respectively.

	2006	2005
Mutual Funds	$196,026	$232,258
Century Aluminum Company Stock	251,171	45,539
Total	$447,197	$277,797

4.	GUARANTEED INVESTMENT CONTRACTS

T. Rowe Price

Beginning June 1, 2006, employee contributions to guaranteed investment contract funds are maintained by T. Rowe Price in the T. Rowe Price Stable Value Fund. Participant contributions and rates of return are guaranteed by T. Rowe Price. The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with T. Rowe Price are benefit responsive contracts and therefore, are included in the Plan’s financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The difference between the fair value and contract value of the Stable Value Fund at December 31, 2006, is shown below. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

2006

Stable Value Fund at fair value	$2,997,588
Stable Value Fund (at contract value)	3,023,286
Adjustment to contract value	$(25,698)

The average yield and interest crediting rate for the T. Rowe Price Stable Value Fund during 2006 was as follows.

2006
Average yield:
Based on annualized earnings (1)	4.79%
Based on interest rate credited to participants (2)	4.68%

(1)
Computed by dividing the annualized one-day GAAP earnings of the fund’s December 31, 2006, investments (irrespective of the interest rate credited to the unitholders in the fund) by the fair value of its investments on that date.

(2)
Computed by dividing the annualized one-day earnings credited to the unitholders on December 31, 2006, (irrespective of the actual earnings of the investments in the fund) by the fair value of the fund’s investments on that date

Prudential

Through May 31, 2006 and during 2005, employee contributions to guaranteed investment contract funds were maintained by Prudential in either the Prudential Guaranteed Long-Term Fund or the Prudential Guaranteed Government Securities Fund. Participant contributions and rates of return were guaranteed by Prudential. The accounts were credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with Prudential were benefit responsive contracts and were included in the Plan’s financial statements at fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Guaranteed Long-Term Fund has a fair value which approximates contract value at December 31, 2005. There were no reserves against the contract for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 3.15% for 2005. The crediting interest rate is determined by Prudential semiannually and is based on an agreed-upon blending of interest rate conditions.

The Guaranteed Government Securities Fund also has a fair value, which approximates contract value at December 31, 2005. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 1.17% for 2005. The crediting interest rate is determined by Prudential monthly and is based on an agreed-upon formula.

5.	PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has reserved the right to amend or terminate the Plan, in whole or in part, at any time by action of its Board of Directors, subject to the terms of the collective bargaining agreement. In the event the Plan terminates, the participants remain 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price (by Prudential prior to June 1, 2006). T. Rowe Price and Prudential are the trustees as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor, and therefore, these transactions qualify as exempt party-in-interest transactions.

7.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company Stock and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

2006
Net assets available for benefits per financial statements	$8,086,958
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,698
Net assets available for benefits per Form 5500	$8,061,260

******

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Current Value

*	T. Rowe Price	T. Rowe Price Stable Value Fund	3,023,286	$2,997,588
*	T. Rowe Price	American Growth Fund of America	43,468	1,428,780
*	T. Rowe Price	Equity Income Fund	47,092	1,391,580
*	T. Rowe Price	Balanced Fund	33,727	718,042
*	Century Aluminum Company	Century Aluminum Company Stock	9,246	412,832
*	T. Rowe Price	Spectrum Income Fund	25,586	311,891
*	T. Rowe Price	PIMCO Total Return Fund	19,045	197,687
*	T. Rowe Price	International Growth and Income Fund	4,867	85,668
*	T. Rowe Price	Rainier Small/Mid Cap Equity Portfolio	2,147	78,720
*	T. Rowe Price	Total Equity Market Index Fund	2,752	42,098
*	T. Rowe Price	Goldman Sachs Mid Cap Value A Fund	858	33,145
*	T. Rowe Price	Loomis Sayles Small Cap Value Fund	1,020	26,799
*	T. Rowe Price	New Horizons Fund	266	7,310

				7,732,140

*	Participants	Participant loans — (with maturity dates through 2011 at an interest rates ranging from 8.50% to 9.25% )		313,740

	TOTAL			$8,045,880

* Party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./UNITED STEELWORKERS OF AMERICA SAVINGS PLAN
BY: /s/ Michael A. Bless
Michael A. Bless
Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company
DATE: June 29, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm